Exhibit 2

Stock Listing Information

Colombian Stock Exchange S.A. Ticker: CLH

Investor Relations

Patricio Treviño Garza +57 (1) 603-9823

E-mail: patricio.trevinog@cemex.com

OPERATING AND FINANCIAL HIGHLIGHTS

	January – June			Second Quarter		
	2013	2012 pro forma	% Var.	2013	2012 pro forma	% Var.
Consolidated cement volume (thousand of metric tons)	3,620	3,682	(2%)	1,929	1,836	5%
Consolidated domestic gray cement volume (thousand of metric tons)	3,258	3,335	(2%)	1,752	1,677	5%
Consolidated ready-mix volume (thousand of cubic meters)	1,534	1,530	0%	827	795	4%
Consolidated aggregates volume (thousand of metric tons)	3,377	3,347	1%	1,830	1,738	5%
Net sales	814	792	3%	431	399	8%
Gross profit	430	404	6%	217	191	14%
Gross profit margin	52.8%	51.0%	1.8p.p	50.3%	47.8%	2.5p.p
Operating earnings before other expenses, net	260	243	7%	143	127	12%
Operating earnings before other expenses, net, margin	32.0%	30.6%	1.4p.p	33.2%	31.9%	1.3p.p
Controlling interest net income	141			115		
Operating EBITDA	306	273	12%	166	143	16%
Operating EBITDA margin	37.6%	34.5%	3.1p.p	38.5%	35.7%	2.8p.p
Free cash flow after maintenance capital expenditures	141			90		
Free cash flow	125			85		
Net debt	1,411	572	147%	1,411	572	147%
Total debt	1,479	666	122%	1,479	666	122%
Earnings per share	0.25	N/A	N/A	0.21	N/A	N/A
Shares outstanding at end of period	556	N/A	N/A	556	N/A	N/A
Employees	3,719	3,401	9%	3,719	3,401	9%

In millions of US dollars, except percentages, employees, and per-share amounts. Shares outstanding at the end of period are presented in millions.

Consolidated net sales in the second quarter of 2013 increased to US$431 million, representing an 8% growth when compared to the pro forma second quarter of 2012. Adjusting for additional working days and foreign exchange fluctuations during the second quarter, net sales increased by 9% compared to the same period last year. The increase in net sales is mainly explained by increased construction activity resulting in higher volumes during the second quarter.

Cost of sales as a percentage of net sales decreased by 2.5pp during the second quarter of 2013 compared with the same period last year, from 52.2% to 49.7%. This resulted from a decline in fuel costs driven by higher alternative fuel substitution, as well as the effect of higher prices on net sales.

Operating expenses as a percentage of net sales increased by 1.3pp during the second quarter from 15.9% to 17.2%, compared with the same period a year ago, on a pro forma basis. Excluding depreciation and amortization, operating expenses, also as a percentage of net sales, remained stable during the quarter, and declined by 1.1pp during the first six months of 2013, as a result of lower distribution and corporate expenses, as well as the effect of higher prices on net sales.

Operating EBITDA increased by 16% to US$166 million during the second quarter of 2013 compared to the pro forma second quarter of 2012. Operating EBITDA adjusting for additional working days and foreign exchange fluctuation during the quarter also increased by 16% on a year-over-year basis. This improvement was driven by a positive contribution from all of our markets.

Operating EBITDA margin during the quarter increased 2.8pp to 38.5% from 35.7% compared to the second quarter of 2012, on a pro forma basis, mainly as a result of our continuous improvement in the efficiency of our operations due to a higher alternative fuels utilization, lower distribution expenses, and higher prices and volumes.

Controlling interest net income during the second quarter of 2013 was US$115 million.

Total debt at the end of the second quarter of 2013 was US$1,479 million.

Please refer to definition of terms and disclosure for presentation of financial and operating information.

2013 Second Quarter Results Page 2

OPERATING RESULTS

CEMEX LatAm Holdings

Colombia

	January – June			Second Quarter		
	2013	2012 pro forma	% Var.	2013	2012 pro forma	% Var.
Net sales	447	442	1%	238	226	6%
Operating EBITDA	190	176	8%	103	92	12%
Operating EBITDA margin	42.4%	39.8%	2.6p.p	43.1%	40.8%	2.3p.p

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January – June	Second Quarter	January – June	Second Quarter	January – June	Second Quarter
Volume	(6%)	3%	5%	8%	(1%)	3%
Price (USD)	4%	1%	6%	3%	(1%)	(1%)
Price (local currency)	8%	6%	10%	9%	2%	4%

In Colombia, during the second quarter our domestic gray cement and aggregates volumes increased by 3%, while our ready-mix volumes increased by 8% compared to the same period of last year. For the first six months of the year, our cement and aggregates volumes declined by 6% and by 1%, respectively, while our ready-mix volumes increased by 5%.

During the quarter, the residential sector was an important driver of demand, mainly supported by the 100-thousand free-home program. The industrial-and-commercial sector continued its favorable performance primarily in terms of warehouse and office buildings construction on the back of the trade agreements that Colombia has recently signed.

Panama

	January – June			Second Quarter		
	2013	2012 pro forma	% Var.	2013	2012 pro forma	% Var.
Net sales	154	152	1%	81	75	8%
Operating EBITDA	74	68	9%	40	36	14%
Operating EBITDA margin	48.4%	45.0%	3.4p.p	49.8%	47.4%	2.4p.p

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January – June	Second Quarter	January – June	Second Quarter	January – June	Second Quarter
Volume	3%	6%	(9%)	(1%)	2%	10%
Price (USD)	0%	1%	7%	9%	11%	9%
Price (local currency)	0%	1%	7%	9%	11%	9%

In Panama, our domestic cement and aggregates volumes in the second quarter increased by 6% and 10%, respectively, while our ready-mix volumes declined by 1%, compared to the same period a year ago. For the first six months of the year our cement and aggregates volumes increased by 3% and by 2% respectively while our ready-mix volumes declined by 9% on a year-over-year basis. This decline in our ready-mix volumes is explained by the conclusion of a large hydroelectric project.

Activity on the infrastructure sector during the quarter was driven by the Canal expansion project as well as other ongoing projects like *Cinta Costera 3* and the *Corredor Norte* highway. The residential sector in Panama continued its favorable trend, mainly driven by middle-to-high level housing construction.

Please refer to definition of terms and disclosure for presentation of financial and operating information.

2013 Second Quarter Results Page 3

OPERATING RESULTS

Costa Rica

	January – June			Second Quarter		
	2013	2012 pro forma	% Var.	2013	2012 pro forma	% Var.
Net sales	77	66	17%	42	33	28%
Operating EBITDA	35	27	28%	19	14	37%
Operating EBITDA margin	44.9%	41.0%	3.9p.p	45.8%	42.7%	3.1p.p

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January – June	Second Quarter	January – June	Second Quarter	January – June	Second Quarter
Volume	1%	11%	(12%)	(6%)	(8%)	(7%)
Price (USD)	14%	12%	16%	17%	(3%)	3%
Price (local currency)	13%	12%	14%	16%	(4%)	2%

In our operations in Costa Rica, our cement volumes in the quarter increased by 11%, while our ready-mix and aggregates volumes declined by 6% and 7% respectively, on a year-over-year basis. For the first half of this year, our cement volumes increased by 1%, while our ready-mix and aggregates volumes declined by 12% and 8%, respectively, compared to the same period a year ago. The decline in our ready-mix and aggregates volumes is explained by the conclusion of several large commercial projects.

Construction activity during the quarter was driven by the infrastructure sector with several ongoing hydroelectric and road projects, as well as by a favorable trend in the housing sector. In terms of the industrial-and-commercial sector, during the quarter some projects related to tourism started construction works.

Rest of CLH

	January – June			Second Quarter		
	2013	2012 pro forma	% Var.	2013	2012 pro forma	% Var.
Net sales	145	140	3%	74	69	7%
Operating EBITDA	41	40	2%	21	20	7%
Operating EBITDA margin	28.1%	28.4%	(0.3p.p)	28.9%	28.6%	0.3p.p

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January – June	Second Quarter	January – June	Second Quarter	January – June	Second Quarter
Volume	1%	4%	(2%)	(6%)	52%	45%
Price (USD)	2%	3%	7%	9%	15%	11%
Price (local currency)	7%	6%	10%	13%	20%	16%

In the Rest of CLH region, which includes our operations in Nicaragua, Guatemala, El Salvador and Brazil, our domestic gray cement and aggregates volumes during the quarter increased by 4% and 45%, respectively, while our ready-mix volumes declined by 6%, compared to the same period last year. For the first six months of the year, our cement and aggregates volumes increased by 1% and 52%, respectively, while our ready-mix volumes declined by 2%, on a year-over-year basis.

Nicaragua continued to show a strong performance, mainly driven by the infrastructure sector.

Please refer to definition of terms and disclosure for presentation of financial and operating information.

2013 Second Quarter Results Page 4

OPERATING EBITDA, FREE CASH FLOW AND DEBT RELATED INFORMATION

Operating EBITDA and free cash flow———

—January – June—-Second Quarter-

-2013-2012—2013-2012-

—-% Var—-% Var

—pro forma—-pro forma-

Operating earnings before other expenses, net-260-243-7%-143-127-12%

+ Depreciation and operating amortization-46-30—23-15-

Operating EBITDA-306-273-12%-166-143-16%

- Net financial expense-59—-30—

- Capital expenditures for maintenance-8—-5—

- Change in working capital-30——10—

- Taxes paid-65—-47—

- Other cash items (net)-3—-3—

Free cash flow after maintenance capital expenditures-141—-90—

- Strategic capital expenditures-16—-5—

Free cash flow-125—-85—

In millions of US dollars.———

The free cash flow generated during the quarter was used to reduce debt.

Information on Debt————

——First—-Second-

—Second Quarter—Quarter—-Quarter-

-2013-2012-% Var-2013—2013—2012

Total debt (1)(2)-1,479-666-122%-1,582-Currency denomination—-

Short-term-12%-7%—13%-US dollar-98%—100%

Long-term-88%-93%—87%-Colombian peso-2%—0%

Cash and cash equivalents-68-94-(28%)-68-Interest rate—-

Net debt-1,411-572-147%-1,514-Fixed-82%—0%

——-Variable-18%—100%

In millions of US dollars, except percentages.

(1) Includes capital leases, in accordance with International Financial Reporting Standards (IFRS).

(2) In 2013 represents the consolidated balances of CLH and subsidiaries. In 2012 represents the consolidated balances of the operating subsidiaries.

Please refer to definition of terms and disclosure for presentation of financial information.-

2013 Second Quarter Results-Page 5

OPERATING RESULTS

Income statement & balance sheet

CEMEX Latam Holdings S.A. and Subsidiaries

(Thousands of U.S. Dollars, except per share amounts)

—January – June—-Second Quarter-

-2013-2012—2012-2013-2012—2012

INCOME STATEMENT—-% Var.——% Var.-

—pro forma—reported—pro forma—reported

Net Sales-813,991-792,045-3%-792,045-430,649-399,444-8%-399,444

Cost of Sales-(384,320)-(388,116)-(1%)-(388,116)-(213,990)-(208,589)-2.59%-(208,589)

Gross Profit-429,671-403,929-6%-403,929-216,659-190,855-14%-190,855

Operating Expenses-(169,361)-(161,229)-5%-(202,159)-(73,857)-(63,528)-16%-(92,452)

Operating Earnings Before Other Expenses, Net-260,310-242,700-7%-201,770-142,802-127,327-12%-98,403

Other expenses, Net-(3,315)——(883)—-

Operating Earnings-256,995——141,919—-

Financial Expenses-(58,790)——(29,390)—-

Other Income (Expenses), Net-(4,762)——(2,326)—-

Net Income Before Income Taxes-193,443——110,203—-

Income Tax-(51,592)——5,132—-

Consolidated Net Income-141,851——115,335—-

Non-controlling Interest Net Income-(468)——(235)—-

CONTROLLING INTEREST NET INCOME-141,383——115,100—-

Operating EBITDA-306,393-273,017-12%—165,657-142,766-16%-

Earnings per share-0.25-N/A-N/A—0.21-N/A-N/A-

-As of June 30

BALANCE SHEET-2013

Total Assets-3,918,453

Cash and Temporary Investments-67,551

Trade Accounts Receivables-119,685

Other Receivables-90,445

Inventories-88,731

Other Current Assets-28,542

Current Assets-394,954

Fixed Assets-1,169,529

Other Assets-2,353,970

Total Liabilities-2,560,614

Current Liabilities-498,306

Long-Term Liabilities-2,048,203

Other Liabilities-14,105

Consolidated Stockholders’ Equity-1,357,839

Non-controlling Interest-5,894

Stockholders’ Equity Attributable to Controlling Interest-1,351,945

Please refer to definition of terms and disclosure for presentation of financial information.-

2013 Second Quarter Results-Page 6

OPERATING RESULTS

Income statement & balance sheet

CEMEX Latam Holdings S.A. and Subsidiaries

(Millions of Colombian Pesos in nominal terms, except per share amounts)

—January – June—-Second Quarter-

-2013-2012—2012-2013-2012—2012

INCOME STATEMENT—-% Var.——% Var.-

—pro forma—reported—pro forma—reported

Net Sales-1,501,967-1,418,897-6%-1,418,897-810,951-715,488-13%-715,488

Cost of Sales-(709,143)-(695,285)-2%-(695,285)-(402,962)-(373,627)-8%-(373,627)

Gross Profit-792,824-723,612-10%-723,612-407,989-341,861-19%-341,861

Operating Expenses, net-(312,503)-(288,831)-8%-(362,155)-(139,079)-(113,792)-22%-(165,602)

Operating Earnings Before Other Expenses, Net-480,321-434,781-10%-361,457-268,910-228,069-18%-176,259

Other Expenses, Net-(6,117)——(1,663)—-

Operating Earnings-474,204——267,247—-

Financial Expenses-(108,479)——(55,344)—-

Other Income (Expenses) Financial, net-(8,787)——(4,380)—-

Net Income Before Income Taxes-356,938——207,523—-

Income Tax-(95,197)——9,664—-

Consolidated Net Income-261,741——217,187—-

Non-controlling Interest Net Income-(864)——(443)—-

CONTROLLING INTEREST NET INCOME-260,877——216,744—-

Operating EBITDA-565,352-489,091-9%—311,947-255,755-9%-

Earnings per share-469.16-N/A-N/A—389.79-N/A-N/A-

-As of June 30

BALANCE SHEET-2013

Total Assets-7,558,696

Cash and Temporary Investments-130,306

Trade Accounts Receivables-230,872

Other Receivables-174,468

Inventories-171,162

Other Current Assets-55,058

Current Assets-761,866

Fixed Assets-2,256,022

Other Assets-4,540,808

Total Liabilities-4,939,425

Current Liabilities-961,232

Long-Term Liabilities-3,950,984

Other Liabilities-27,209

Consolidated Stockholders’ Equity-2,619,271

Non-controlling Interest-11,369

Stockholders’ Equity Attributable to Controlling Interest-2,607,902

Please refer to definition of terms and disclosure for presentation of financial information.-

2013 Second Quarter Results-Page 7

OPERATING RESULTS

Operating Summary per Country

In thousands of U.S. dollars. EBITDA margin as a percentage of net sales.

	January – June			Second Quarter		
NET SALES	2013	2012 pro forma	% Var.	2013	2012 pro forma	% Var.
Colombia	447,343	442,153	1%	238,446	225,870	6%
Panama	153,559	151,769	1%	81,106	75,040	8%
Costa Rica	77,048	65,736	17%	42,158	32,987	28%
Rest of CLH	145,097	140,230	3%	73,968	69,410	7%
Others and intercompany eliminations	*(9,056)*	*(7,843)*	*15%*	*(5,029)*	*(3,863)*	*30%*
TOTAL	813,991	792,045	3%	430,649	399,444	8%
GROSS PROFIT						
Colombia	250,816	246,749	2%	119,919	109,737	9%
Panama	81,020	76,635	6%	43,950	39,573	11%
Costa Rica	42,072	34,934	20%	23,274	18,280	27%
Rest of CLH	50,329	46,509	8%	26,289	23,982	10%
Others and intercompany eliminations	*5,434*	*(898)*	*(705%)*	*3,227*	*(717)*	*(550%)*
TOTAL	429,671	403,929	6%	216,659	190,855	14%
OPERATING EARNINGS BEFORE OTHER EXPENSES, NET						
Colombia	174,138	162,865	7%	94,712	85,188	11%
Panama	65,443	59,828	9%	35,993	31,192	15%
Costa Rica	30,794	22,955	34%	17,399	11,769	48%
Rest of CLH	38,291	36,049	6%	20,124	18,397	9%
Others and intercompany eliminations	*(48,356)*	*(38,997)*	24%	*(25,426)*	*(19,219)*	32%
TOTAL	260,310	242,700	7%	142,802	127,327	12%
OPERATING EBITDA						
Colombia	189,871	176,145	8%	102,669	92,073	12%
Panama	74,315	68,333	9%	40,403	35,571	14%
Costa Rica	34,571	26,941	28%	19,308	14,071	37%
Rest of CLH	40,760	39,796	2%	21,358	19,883	7%
Others and intercompany eliminations	*(33,124)*	*(38,198)*	(13%)	*(18,081)*	*(18,832)*	(4%)
TOTAL	306,393	273,017	12%	165,657	142,766	16%
OPERATING EBITDA MARGIN						
Colombia	42.4%	39.8%		43.1%	40.8%	
Panama	48.4%	45.0%		49.8%	47.4%	
Costa Rica	44.9%	41.0%		45.8%	42.7%	
Rest of CLH	28.1%	28.4%		28.9%	28.6%	
TOTAL	37.6%	34.5%		38.5%	35.7%	

Please refer to definition of terms and disclosure for presentation of financial information.

2013 Second Quarter Results Page 8

OPERATING RESULTS

Volume Summary

CLH volume summary

Cement and aggregates: Thousands of metric tons.

Ready-mix: Thousands of cubic meters.

	January – June			Second Quarter		
	2013	2012	% Var.	2013	2012	% Var.
Total cement volume [1]	3,620	3,682	(2%)	1,929	1,836	5%
Total domestic gray cement volume	3,258	3,335	(2%)	1,752	1,677	5%
Total ready-mix volume	1,534	1,530	0%	827	795	4%
Total aggregates volume	3,377	3,347	1%	1,830	1,738	5%

Per-country volume summary

	January - June	Second Quarter	Second Quarter 2013 Vs.
DOMESTIC GRAY CEMENT VOLUME	2013 Vs. 2012	2013 Vs. 2012	First Quarter 2013
Colombia	(6%)	3%	24%
Panama	3%	6%	11%
Costa Rica	1%	11%	13%
Rest of CLH	1%	4%	7%
READY-MIX VOLUME			
Colombia	5%	8%	19%
Panama	(9%)	(1%)	14%
Costa Rica	(12%)	(6%)	17%
Rest of CLH	(2%)	(6%)	3%
AGGREGATES VOLUME			
Colombia	(1%)	3%	21%
Panama	2%	10%	15%
Costa Rica	(8%)	(7%)	6%
Rest of CLH	52%	45%	13%

[1] Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.
Please refer to definition of terms and disclosure for presentation of operating results.

2013 Second Quarter Results Page 9

OPERATING RESULTS

Price Summary

Variation in U.S. Dollars

DOMESTIC GRAY CEMENT PRICE	January - June 2013 Vs. 2012	Second Quarter 2013 Vs. 2012	Second Quarter 2013 Vs. First Quarter 2013
Colombia	4%	1%	(6%)
Panama	0%	1%	1%
Costa Rica	14%	12%	3%
Rest of CLH (*)	2%	3%	(2%)
READY-MIX PRICE			
Colombia	6%	3%	(4%)
Panama	7%	9%	3%
Costa Rica	16%	17%	4%
Rest of CLH (*)	7%	9%	1%
AGGREGATES PRICE			
Colombia	(1%)	(1%)	(4%)
Panama	11%	9%	(1%)
Costa Rica	(3%)	3%	16%
Rest of CLH (*)	15%	11%	(3%)

Variation in Local Currency

DOMESTIC GRAY CEMENT PRICE	January - June 2013 Vs. 2012	Second Quarter 2013 Vs. 2012	Second Quarter 2013 Vs. First Quarter 2013
Colombia	8%	6%	(2%)
Panama	0%	1%	1%
Costa Rica	13%	12%	3%
Rest of CLH (*)	7%	6%	(5%)
READY-MIX PRICE			
Colombia	10%	9%	0%
Panama	7%	9%	3%
Costa Rica	14%	16%	4%
Rest of CLH (*)	10%	13%	1%
AGGREGATES PRICE			
Colombia	2%	4%	0%
Panama	11%	9%	(1%)
Costa Rica	(4%)	2%	15%
Rest of CLH (*)	20%	16%	(2%)

(*) Volume weighted-average price.
Please refer to definition of terms and disclosure for presentation of operating results.

2013 Second Quarter Results Page 10

OTHER ACTIVITIES AND INFORMATION

CLH Annual General Shareholders’ Meeting held on May 15, 2013

The General Shareholders’ Meeting of CEMEX LATAM HOLDINGS, S.A.,

in accordance with the Call to the 2013 meeting published on April 12,

2013, was held, on first call, on May 15, 2013 with the attendance of a total of 486,717,885 shares (all of them present, none represented),

reaching a quorum of 84.1667% of the share capital (present).

The General Shareholders’ Meeting approved, by absolute majority, all of the proposed resolutions on the agenda. The full text of the resolutions proposed has been available in our website

(www.cemexlatam.com) since April 12, 2013.

Tax Matters in Colombia

CEMEX Colombia, S.A. has reached a settlement with the Colombian

Tax Authority (Dirección de Impuestos) regarding its 2007 and 2008 year-end tax return The amount paid in connection with the

settlement corresponding to the 2007 and 2008 was 47,111,330,000

Colombian pesos (about U.S.$24.4 million based on an exchange rate of 1,929 COP per USD). We are currently waiting for the resolution regarding the settlement to be fully signed.

CLH provides building solutions for low-income housing project in

Colombia

On May 20, in Cúcuta, Colombia, former Housing Minister Germán

Vargas Lleras and CEMEX Latam Holdings (CLH) presented 71 lowincome housing units. These are the first of 1,500 homes the company will build in the city during the following ten months. Present at the event was CLH CEO Carlos Jacks alongside local authorities and government representatives.

This is the initial phase of a 100,000 unit low-income housing initiative from the government of President Juan Manuel Santos, who seeks to generate employment and reduce poverty levels. During this phase around 570 people have been benefitted by the program.

To reduce construction costs and ensure that the homes were

completed on time and with the highest quality, CLH used an

industrialized building system using concrete walls and plaques with metal frameworks. By using this modern system the company was able to guarantee efficiency in worksite controls, precise dimensions of all homes, and perfect finishes. During the event Minister Vargas Lleras highlighted CLH’s speed, efficiency, and quality in facing the challenge to participate in the 100,000 homes project.

2013 Second Quarter Results Page 11

DEFINITIONS OF TERMS AND DISCLOSURES

Methodology for translation and presentation of results

Under IFRS, CEMEX Latam Holdings, S.A. ("CLH") reports its consolidated results in its functional currency, which is the US Dollar, by translating the financial statements of foreign subsidiaries using the corresponding exchange rate at the reporting date for the balance sheet and the corresponding exchange rates at the end of each month for the income statement.

For the reader's convenience, Colombian peso amounts for the consolidated entity are calculated by converting the US dollar amounts using the closing COP/US$ exchange rate at the reporting date for balance sheet purposes, and the average COP/US$ exchange rate for the corresponding period for income statement purposes. The exchange rates used to convert: (i) the balance sheet as of June 30, 2013 was $1,929.00 Colombian pesos per US dollar, and (ii) the consolidated results for the second quarter of 2013 and pro forma combined result for the second quarter of 2012 were $1,883.09 and $1,791.21 Colombian pesos per US dollar, respectively.

Per-country/region selected financial information of the income statement is presented before corporate charges and royalties which are included under "other and intercompany eliminations."

Consolidated and combined financial information

When reference is made to consolidated financial information means the financial information of CLH together with its consolidated subsidiaries. When reference is made to combined financial information means the financial information of CLH's subsidiaries on a combined basis.

Presentation of financial and operating information

Individual information is provided for Colombia, Panama and Costa Rica.

Countries in Rest of CLH include Brazil, Guatemala, El Salvador and Nicaragua.

Pro forma financial information included in the report

CLH was incorporated during the second quarter of 2012 for purposes of the initial equity offering concluded on November 15, 2012. For accounting purposes, the group reorganization pursuant to which CLH acquired its consolidated subsidiaries was effective July 1, 2012. As a result, CLH has no historical consolidated financial information for the second quarter of 2012.

For convenience of the reader, and in order to present comprehensive comparative operating information for the six and three month periods ended June 30, 2013, CLH prepared pro forma selected consolidated income statement information for the six and three-month periods ended June 30, 2012, intended in all cases and to the extent possible, to present the operating performance of CLH on a like-to-like basis.

Pro forma year-to-date and second quarter 2012: CLH selected consolidated income statement information for the six and three-month period ended June 30, 2012, was determined by reflecting the original results of the operating subsidiaries for the six and three-month period ended June 30, 2012. In addition, in connection with the 5% corporate charges and royalties agreement entered into by CLH with CEMEX and that was executed during the last quarter of 2012 with retroactive effects for full year 2012, the consolidated pro forma condensed income statement information of CLH for the six and three-month period ended June 30, 2012 was adjusted to reflect the 5% consolidated corporate charges and royalties.

CLH will continue to present pro forma amounts during 2013 in connection with the quarterly comparative information of 2012, in order to reflect the effect of the 5% royalty agreement allocated to each quarter.

Exchange rates	January – June		January – June		Second quarter	
	2013 Closing	2012 Closing	2013 Average	2012 Average	2013 Average	2012 Average
Colombian peso	1,929.00	1,784.60	1,845.19	1,791.44	1,883.09	1,791.21
Panama balboa	1	1	1	1	1	1
Costa Rica colon	504.53	503.85	505.28	511.03	504.40	506.91
Euro	0.7685	0.7897	0.7625	0.7677	0.7661	0.7842

Amounts provided in units of local currency per US dollar.

2013 Second Quarter Results Page 12

DEFINITIONS OF TERMS AND DISCLOSURES

Pro forma Earnings per Share (“Pro forma EPS”)

CLH was incorporated in April 2012 and its relevant share capital was contributed by CEMEX España on July 31, 2012 and by third-party investors on November 6, 2012. Therefore, there are no regular quarterly periods for 2012 in order to determine the average number of shares outstanding as indicated under IFRS for purposes of presenting Earnings per Share amounts.

Considering this limitation CLH does not includes Pro Forma EPS for the pro forma six and three-month periods ended June 30, 2012.

Volumes and prices

Considering the limitations of historical information described above,

CLH changes in volumes and prices, presented for convenience of the reader, consider volumes and average prices on a pro forma basis for the six and three-month periods ended June 30, 2012.

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense,

maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation).

Maintenance capital expenditures investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with

governmental regulations or company policies.

Net debt equals total debt minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other expenses,

net, plus depreciation and operating amortization.

pp equals percentage points.

Strategic capital expenditures investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures,

which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

2013 Second Quarter Results Page 13